Exhibit 99.1

iClick Announces to Fully Acquire Changyi

HONG KONG — March 14, 2022 — iClick Interactive Asia Group Limited ("iClick" or the "Company") (NASDAQ: ICLK), a leading enterprise and marketing cloud platform in China that empowers worldwide brands with full-stack consumer lifecycle solutions, announced today that its wholly-owned subsidiary has entered into an agreement to acquire the remaining equity interest of Changyi (Shanghai) Information Technology Co., Ltd (“Changyi”), a leading independent software vendor (“ISV”) in China which provides intelligent retail and CRM solutions (the “Acquisition”). In consideration of the Acquisition, the Company will pay (i) RMB6,000,000 and the Company will issue (ii) 3,091,327 American depository shares (the “Consideration ADS”) of the Company. Changyi is currently a controlled investee of the Company. Upon completion of the proposed transaction, Changyi will be wholly owned by the Company.

The acquisition will allow iClick to accelerate the expansion of its Enterprise Solutions business, spearheaded by its newly established “SaaS + X” business model which aims to help companies strengthen their productivity and enhance their private domain through effective key opinion leader (“KOL”) recommendations, efficient targeted marketing and e-commerce partnerships while integrating data assets and solidifying their brand profiles.

“The demand for private domain traffic remains strong and we are capitalizing on this trend through continued investment in our Enterprise Solutions business,” said Jian "T.J." Tang, Chairman, Chief Executive Officer and Co-Founder of iClick. “The acquisition of the remaining shares of Changyi will accelerate the evolution of our Enterprise Solutions and better help our clients to innovate through digital transformation.”

About iClick Interactive Asia Group Limited

Founded in 2009, iClick Interactive Asia Group Limited (NASDAQ: ICLK) is a leading enterprise and marketing cloud platform in China. iClick's mission is to empower worldwide brands to unlock the enormous market potential of smart retail. With its leading proprietary technologies, iClick's full suite of data-driven solutions helps brands drive significant business growth and profitability throughout the full consumer lifecycle. Headquartered in Hong Kong, iClick currently operates in eleven locations across Asia and Europe. For more information, please visit https://ir.i-click.com.

About Changyi

After the proposed transaction, Changyi (Shanghai) Information Technology Co., Ltd. ("Changyi") will be a wholly-owned subsidiary of iClick Interactive Asia Group Limited (NASDAQ: ICLK). It is a designated independent software vendor for Tencent's Smart Retail, and a service provider for Tencent Cloud, Tencent's Smart Retail, WeCom, WeChat Pay, Tencent Live and Mini Programs platforms. Based on the WeChat ecosystem, Changyi provides enterprises with smart retail solutions to serve high-net-worth consumers, helping build connections with consumers and providing data intelligence and tailored operation services. Changyi helps brands retain consumers, manage social e-commerce traffic, lock in super

Exhibit 99.1

users, and realize growth from smart retail. Since its foundation, Changyi has expanded its clients worldwide including a number of tier-1 luxury brands as well as renowned brands in retail and other sectors.

Safe-Harbor Statement

This announcement contains forward-looking statements, including those related to the Company's business strategies, operations and financial performance. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's fluctuations in growth; its success in implementing its mobile and new retail strategies, including extending its solutions beyond its core online marketing business; its success in structuring a CRM & Marketing Cloud platform; relative percentage of its gross billing recognized as revenue under the gross and net models; its ability to retain existing clients or attract new ones; its ability to retain content distribution channels and negotiate favourable contractual terms; market competition, including from independent online marketing technology platforms as well as large and well-established internet companies; market acceptance of online marketing technology solutions and enterprise solutions; litigation and negative publicity surroundings China -based companies listed in the U.S.; effectiveness of its algorithms and data engines; its ability to collect and use data from various sources; its ability to comply with existing or future laws and regulations related to data protection or data security; ability to integrate and realize synergies from acquisitions, investments or strategic partnership; the duration of the COVID-19 outbreak, including the emergence of COVID variants, and its potential impact on the Company's business and financial performance; fluctuations in foreign exchange rates; general economic conditions in China and other jurisdictions where the Company operates; and the regulatory landscape in China and other jurisdictions where the Company operates. Further information regarding these and other risks is included in the Company's annual report on Form 20-F and other filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:	In the United States:
iClick Interactive Asia Group Limited	Core IR
Lisa Li	Tom Caden
Phone: +86-21-3230-3931 #866	Tel: +1-516-222-2560
E-mail: ir@i-click.com	E-mail: tomc@coreir.com